March 21, 2018

File No. __________

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 --

In the Matter of

PRINCIPAL FUNDS, INC.
on behalf of its series

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.
on behalf of its series

PRINCIPAL GLOBAL INVESTORS, LLC

PRINCIPAL COMMERCIAL PROPERTY DEBT FUND, LP

PRINCIPAL COMMERCIAL PROPERTY FUNDS GP, LLC

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE
INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN EXEMPTION
FROM SECTION 17(a) THEREOF, AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE
17d-1 THEREUNDER, PERMITTING THE PROPOSED TRANSACTIONS

Written or oral communications regarding this Application should be addressed to:

Adam U. Shaikh
Principal Global Investors, LLC
711 High Street
Des Moines, Iowa, 50392
(515) 235-9328

This Application (including Exhibits) consists of 21 pages.
The Exhibit Index is on page 12.

UNITED STATES OF AMERICA
Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

PRINCIPAL FUNDS, INC.
on behalf of its series

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.
on behalf of its series

PRINCIPAL GLOBAL INVESTORS, LLC

PRINCIPAL COMMERCIAL PROPERTY DEBT FUND, LP

PRINCIPAL COMMERCIAL PROPERTY FUNDS GP, LLC

711 High Street
Des Moines, Iowa 50392
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )
APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN EXEMPTION FROM SECTION 17(a) THEREOF, AND PURSUANT SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER, PERMITTING THE PROPOSED TRANSACTIONS

FILE NO.

I.    SUMMARY OF APPLICATION

PRINCIPAL FUNDS, INC., on behalf of its current and future series (“PFI”), and PRINCIPAL VARIABLE CONTRACTS FUNDS, INC. on behalf of its current and future series (“PVC”); PRINCIPAL GLOBAL INVESTORS, LLC (“PGI”); PRINCIPAL COMMERCIAL PROPERTY DEBT FUND, LP (“PCPDF”); and PRINCIPAL COMMERCIAL PROPERTY FUNDS GP, LLC (“PCPGP”) (collectively, the “Applicants”)1; hereby apply for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Section 17(a) thereof, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the transactions among the Applicants as described herein (the “Application”). The Applicants request that the relief provided extend to each existing or future registered investment company or series thereof that is advised by PGI or any successor entity2 or any entity controlling, controlled by, or under common control with PGI (each, a “Fund”). The Applicants further request that the relief provided extend to any future limited partnership (“Future LP”) and general partner (“Future GP”) that operates in a manner that is identical to PCPDF and PCPGP except for the types of real estate debt investments held. Any entity that relies in the future on the relief granted in response to this Application will comply with the terms and conditions of the Application as they apply to the corresponding current party.
In summary, Applicants seek relief that will permit: (i) one or more Funds to purchase, hold and redeem units of limited partnership interests of PCPDF (“Units”); (ii) PCPDF to sell Units to one or more Funds and redeem such Units following demand of such Funds; and (iii) the Funds and Other Accounts (as defined below) to engage in certain purchase or sale cross transactions in securities, all as described and subject to the conditions set forth herein. The Applicants acknowledge that they are not seeking, and the Securities and Exchange Commission (the “Commission”) is not granting, relief from any disclosure requirements that are applicable to the Applicants.

II.    APPLICANTS

PGI, a Delaware limited liability company, is an investment adviser that is registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). PGI is an indirect subsidiary of Principal Financial Group, Inc. (“PFG”). As of December 31, 2017, PGI and its affiliates had assets under management of approximately $453.5 billion.

PFI is a Maryland corporation which is registered as an open-end management investment company under the Act.  PFI is a series investment company which currently offers 85 series, each of which has its own investment objective, policies and restrictions. Shares of PFI are registered under the Securities Act of 1933, as amended (the “1933 Act”).  They are offered directly to the public as well as to other series of PFI and PVC and certain separate accounts of Principal Life Insurance Company (“Principal Life”) that are excepted from the definition of investment company by Section 3(c)(11) of the 1940 Act and, therefore, are not

1 All entities that currently intend to rely on the order have been named as Applicants.
2 For purposes of the requested order, “successor” is limited to an entity that results from reorganization into another jurisdiction or a change in the type of business organization.

registered as investment companies under the 1940 Act.  These unregistered separate accounts are used to fund group annuity contracts that are not registered under the 1933 Act because they are issued to qualified retirement plans pursuant to Section 3(a)(2) of the 1933 Act.

PVC is a Maryland corporation which is registered as an open-end management investment company under the 1940 Act.  PVC is a series investment company which currently offers 37 series, each of which has its own investment objective, policies and restrictions. PVC is a Maryland corporation which is registered as an open-end management investment company under the 1940 Act.  Shares of PVC are registered under the 1933 Act. They are sold principally at no load to separate accounts, registered as investment companies under the 1940 Act, of Principal Life, its affiliated insurance companies and other, unaffiliated insurance companies. These separate accounts are used to fund variable life insurance and variable annuity contracts registered under the 1933 Act and issued by Principal Life and such other insurance companies.

PCPDF is organized as a limited partnership with PCPGP as its sole general partner. PCPDF will invest in private commercial real estate debt instruments and may invest a portion of its assets in liquid investments to maintain some liquidity. To finance its investments in real estate debt holdings, PCPDF plans to borrow from banks. PCPDF will not incur any loans that are callable at the option of the lender.

PCPDF will incur expenses relating to the management, general operation and administration of the entity. PCPDF’s financial statements will be prepared in accordance with U.S. generally accepted accounting principles for financial reporting purposes.

PCPDF will rely on an exception from the definition of investment company such as Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (or any other applicable exclusion), will conduct a non-public offering of Units exempt from registration under the 1933 Act, and will not be publicly traded. The Units of PCPDF are currently expected to be made available solely to the Funds, although it is possible that they will be made available in the future to: (i) unaffiliated registered investment companies, pension plans, other institutional investors or high-net-worth individuals (“Outside Investors”); and (ii) pension plans, insurance separate accounts, collective investment trusts, other institutional investors or high-net-worth individuals for which PGI or an affiliate of PGI serves as investment adviser (“Other Accounts”). Neither Applicant, nor an affiliated person thereof, will have a proprietary interest in any Outside Investor or Other Account, except that an Applicant or an affiliated person thereof may be a shareholder of an Outside Investor that is a registered investment company. Making Units available to Outside Investors or Other Accounts may be important to help PCPDF reach an appropriate size to attain the level of diversification deemed appropriate by PGI. This may offer several potential benefits to PCPDF and possibly the Funds, including increased liquidity, economies of scale and lower operating expenses as a percentage of net assets, and increased investment opportunities for PCPDF. It may also make investments in commercial real estate debt available to a wider group of prospective investors at a level of expense that is anticipated to be meaningfully lower than comparable investment opportunities.

Applicants anticipate that PCPDF will be able to efficiently deploy assets invested by the Funds in light of the ability of PCPDF to invest in liquid investments in addition to private real estate debt instruments. Therefore, any Fund assets invested in PCPDF that are not currently invested in private real estate debt will be effectively deployed upon the closing of such debt instruments which, by their nature, tend to take time to complete and less liquid and readily-tradable than most fixed income securities or other more traditional investment company investments. The performance of PCPDF, the costs of investing in PCPDF, and the related expenses, will be considered by the Funds’ Board (as defined below) during the course of its oversight of the Funds’ investments in PCPDF, including its annual determinations as required by condition 1 of this Application.

In the event that PCPDF is unable to accommodate investment demand from the Funds, Other Accounts and/or Outside Investors, opportunities for investment will be allocated in accordance with the allocation policies and procedures drafted and maintained by PGI3, which will be the investment manager to PCPDF as described below. While such allocation policies and procedures may be subject to revision over time, the allocation policies and procedures generally will allocate opportunities on a pro rata basis based on orders received, with normal exceptions for rounding and de minimis amounts, although other allocation methodologies may be employed as appropriate. Any such methodology will be applied in a manner that is objective and verifiable and will be consistent with PGI’s fiduciary obligation to treat client accounts in a manner that is fair and provides for equality of opportunity over time. However, PCPDF will reserve the right to give the Funds preferential access to opportunities to invest in PCPDF as compared to Outside Investors and (to the extent permitted under the allocation policies and procedures) Other Accounts, and the Funds will always have opportunities to invest in PCPDF that are at least as favorable as the opportunities to invest in

3 Applicants are not seeking any comfort and acknowledge that the Commission is providing no opinion on whether these allocation policies and procedures meet the standards applicable either under the 1940 Act or the Advisers Act.

PCPDF made available to Other Accounts or Outside Investors. The policies and procedures will require the documentation of the basis of allocation, as well as the basis for any exception to the general principles set forth in the policies and procedures, which exception will be subject to review by legal or compliance personnel.

Each Fund and Other Account limited partner of PCPDF will have identical rights, duties and obligations under the limited partnership agreement as each other Fund and Other Account limited partner. If Outside Investors are permitted to invest in PCPDF, the Funds and Other Accounts will be entitled to purchase, hold and redeem Units on terms that are at least as favorable, including (without limitation) the expenses associated with an investment in PCPDF, as the terms on which any Outside Investor purchases, holds or redeems Units. Limited partners other than the Funds and Other Accounts will have substantially similar rights, duties and obligations as the Funds and Other Accounts, but Applicants currently contemplate that they may distinguish among Outside Investors with respect to rights, duties and obligations pursuant to the terms of the limited partnership agreement, or otherwise, with respect to any one or more of the following issues (without limitation): (1) utilization of redemption gates; (2) limitation of rights of redemption; or (3) the level of expenses charged to limited partners other than the Funds and Other Accounts in connection with an investment in PCPDF, which may be higher than the level of expenses borne by the Funds and Other Accounts.

A Fund will purchase Units of PCPDF only to the extent consistent with the Funds’ investment policies, objectives, strategies and restrictions, as disclosed in the Fund’s then-currently effective registration statement. Before an initial investment by a Fund in PCPDF, the Board of Directors of the applicable Fund series (the “Board”), including a majority of the directors who are not interested persons of within the meaning of Section 2(a)(19) of the 1940 Act (“Independent Directors”), would have made the determinations required under condition 1 of this Application. The Board, including the Independent Directors, will review these determinations on at least an annual basis.

PCPGP is organized as a limited liability company and will be a direct or indirect wholly owned subsidiary of PGI. PCPGP, as the general partner of PCPDF, will be responsible for the operational and administrative maintenance of PCPDF, utilizing the services of personnel who are also employees or agents of PFG and/or its affiliates or separate employees or agents of PCPDF. PCPGP will exercise no responsibilities for the management of PCPDF’s assets.

PGI will serve as the investment manager of PCPDF pursuant to an investment management agreement. It is anticipated that PGI will enter into a sub-advisor agreement with Principal Real Estate Investors, LLC (“PrinREI”) to manage the assets of PCPDF.

The Funds (as well as any Other Accounts or Outside Investors) that invest in PCPDF will be able to purchase and redeem Units on a daily basis at the next determined net asset value per Unit. The Applicants anticipate that PCPDF will be managed to maintain sufficient liquidity to satisfy the daily liquidity needs of its limited partners under ordinary market conditions. However, any investment in PCPDF will be subject to terms permitting PCPDF to cease offering new Units or to limit or postpone redemptions of Units in the event PCPDF has insufficient liquidity to satisfy redemption requests. In particular, PCPDF may limit or postpone, in whole or in part, redemptions and/or the payment of any redemption proceeds, if PCPGP reasonably determines that: (i) PCPDF’s investments are committed in such a manner so as to not reasonably permit orderly liquidation of assets or other means of funding redemption requests; (ii) there exists a state of affairs that PCPGP or PGI determines constitutes circumstances under which liquidation by PCPDF of part or all of its investments is not reasonable or practicable, or would be materially prejudicial to PCPDF; or (iii) liquidating PCPDF’s investments to fund such payment would have a material adverse effect on the continuing limited partners. In addition, under these same circumstances, PCPDF may utilize a “gate” pursuant to which the amount of redemptions from PCPDF by any limited partner on any business day may be limited to a percentage of the limited partner’s investment in PCPDF. Any redemption request by a limited partner to redeem on any business day to which the gate applies in excess of the gate percentage will be treated as a redemption request only to the extent of the gate percentage, and the limited partner will be required to submit a new redemption request to redeem any additional Units. PCPGP may waive the gate, in whole or in part, in the following circumstances: (1) with respect to registered investment company and Other Account limited partners, as long as all such investors are treated equally; and (2) with respect to other limited partners, to permit redemption on terms no more favorable than the redemption terms (including redemption gates) applicable to registered investment company and Other Account limited partners. If PCPDF limits or postpones redemptions or utilizes a gate, the Funds may encounter delays in redeeming Units and realizing redemption proceeds. Accordingly, under condition 3 of this Application, each Fund that is an open-end investment company will treat its entire investment in PCPDF and any Future LPs as investments that are not liquid for purposes of any applicable rules or guidance of the Commission or its staff regarding the management of liquidity and will otherwise be subject to the limits described in condition 3 of this Application.

PCPDF anticipates that it will fund redemption requests out of liquid investments under normal market conditions. However, in the event of circumstances justifying a suspension of redemption as discussed above, PCPDF may attempt to sell the private commercial real estate debt which may incur transaction costs that will be indirectly borne by the Funds, Other Accounts and Outside Investors in PCPDF. PCPDF expects that the ability to limit or postpone redemption of Units will help to minimize such transaction costs and any dilutive effects on non-redeeming limited partners.

Redemption requests will be considered on a first in basis based upon the business day of receipt, unless a limited partner (other than a registered investment company or Other Account) has agreed to a lower priority of redemption. Except as a limited partner (other than a registered investment company or Other Account) has otherwise agreed, redemption requests of all investors will be treated equally, and PCPDF will allocate redemption proceeds on a pro rata basis in the event that there are insufficient liquid assets to satisfy fully all redemption requests. The rules on redemption and PCPDF’s policy regarding the allocation of redemption proceeds, and any changes to either of these, shall be disclosed to all prospective investors in PCPDF. PCPDF will have a written policy regarding the allocation of redemption proceeds that will be applied in a manner that is objective and verifiable and will be consistent with PGI’s fiduciary obligation to treat client accounts in a manner that is fair.

III.    THE PROPOSED TRANSACTIONS

Based on the analysis of historical performance of the risk and return characteristics of private commercial real estate debt as an asset class, analysis of correlations with traditional asset classes, as well as judgments about current valuations and opportunities, PGI believes that exposure to private commercial real estate debt would benefit multi-asset class strategies and larger fixed income portfolios by providing enhanced relative value, potential for reduced credit loss experience and diversification benefits. Primary investor benefits include the potential for high current income return with lower correlation to the returns of other fixed income alternatives. In addition, private commercial real estate debt investments typically feature a high degree of call protection whereby a borrower is required to a pay a yield maintenance premium to the lender, thus protecting and maintaining yield.

PGI and its affiliates have extensive experience in investing in real estate of all types, including private real estate debt. PrinREI, the dedicated real estate investment group within PGI, has six decades of real estate experience (includes investment activities beginning in the real estate investment area of Principal Life and continuing through PrinREI to present). PrinREI currently employs over 200 real estate professionals with capabilities that span the spectrum of public, private, equity, and debt investments. As of December 31, 2017, PrinREI had $75.9B in real estate assets under management.

PGI believes that direct private commercial real estate debt offers advantages over mutual funds that invest primarily in public debt and preferred securities issued by publicly traded real estate investment trusts (“REITs”) and in commercial mortgage-backed securities (“CMBS”). Direct loans in private commercial real estate may produce a higher yield than indirect investments and a lender has greater ability to structure the terms of the loan to meet a portfolio’s credit risk tolerance, yield requirements, and loan duration. Further, based on PGI’s experience, direct commercial loans exhibited a better track record than CMBS during the economic crisis.

Applicants note that the 1940 Act does not preclude a registered management investment company from investing directly in private commercial real estate debt, provided that the fund is not subject to a fundamental policy precluding such investment and, in the case of an open-end fund, has sufficient liquidity to comply with applicable positions of the Commission and its staff. However, direct investment in commercial real estate debt is impractical for a registered investment company for several reasons. First, investments in real estate debt tend to be large and would be impractical for most registered investment companies to hold such investments with an acceptable level of diversification. Further, as private commercial real estate debt is typically negotiated on an individual basis and requires continual monitoring, individual investment by a Fund tends to be sub-optimal from an operational and management prospective.

For the purpose of calculating the net asset value per Unit of PCPDF, a method to produce “fair values,” as that term is defined in Fair Value Measurements (Topic 820) of the Financial Accounting Standards Board (formerly, statement of Financial Accounting Standards No. 157), shall be employed with respect to valuation of real estate debt. Such fair values will be based on a good faith estimate of what an unaffiliated buyer in the marketplace would pay to purchase the asset. Valuation of the assets of PCPDF, for which market quotations are not readily available, will be overseen by a committee consisting of the employees and agents of PCPDF, PGI, and/or its subsidiaries (the “PCPDF Committee”).

PCPDF will not participate in any joint enterprise or other joint arrangement, within the meaning of Rule 17d-1 under the 1940 Act, with Future LPs or other PGI related accounts, and the Applicants are not asking for an order pursuant to Rule 17d-1 with respect to any such transactions. However, PGI and its affiliates have interests in other real estate debt opportunities. Accordingly, PCPDF may be purchasing debt at the same time as PGI affiliates that may have similar investment objectives to those of PCPDF, although it is anticipated that the various accounts may focus on different types of real estate debt and will not necessarily evaluate the same types of opportunities. There is a risk that PGI will purchase debt that provides lower returns or has a higher credit risk to PCPDF than debt purchased by PGI or its affiliates for another account. Further, PCPDF will likely purchase debt in geographic areas where PGI and its affiliates have also purchased similar debt. In addition, PCPDF may wish to sell a debt instrument at the same time a PGI affiliate is selling a similar debt instrument in an overlapping market. PGI has adopted allocation policies and procedures applicable to conflicts arising from such purchase and sale transactions, which policies and procedures are designed to allocate opportunities consistent with PGI’s fiduciary obligations to its clients and will be applied in a manner that is objective and verifiable.

Notwithstanding the existence of allocation policies and procedures to address potential purchase and sale conflicts, the resolution of such conflicts may be economically disadvantageous to a participating account. As a result of PFG’s and its affiliates’ obligations to other current and potential Principal-sponsored investment vehicles with similar objectives to those of PCPDF, there is no assurance that PCPDF will be able to take advantage of every attractive investment opportunity that is otherwise in accordance with PCPDF’s investment objectives.

IV.    ANALYSIS OF PROPOSED TRANSACTIONS AND APPLICABLE LAW

A.    Legal Framework

1.    Section 17(a)

Section 17(a) of the 1940 Act generally prohibits an “affiliated person” as defined by Section 2(a)(3) of the 1940 Act, or an affiliated person of an affiliated person, of a registered investment company, acting as principal, from purchasing securities or other property from the registered investment company or selling securities or other property to the registered investment company4. An “affiliated person” of another person is defined in Section 2(a)(3) of the 1940 Act as:

(A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person, 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, an investment adviser thereof or any member of an advisory board thereof, and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 17(b), however, authorizes the Commission to grant an order permitting a transaction that otherwise might be prohibited under Section 17(a) if the Commission finds that: (i) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policy of each registered investment company concerned; and (iii) the proposed transaction is consistent with the general purposes of the 1940 Act.

Additionally, Section 6(c) of the 1940 Act provides that:

The Commission by rule or regulations, upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

The sale by PCPDF of its Units to a Fund or the repurchase by PCPDF of its Units from a Fund may be deemed to be prohibited by Section 17(a) of the 1940 Act, as PCPDF and each Fund may be deemed to be affiliated persons, or affiliated persons of affiliated persons, of each other under multiple theories. For example, the Fund may be deemed to be an affiliated person of PCPDF in the event that it owns 5% or more of the Units in PCPDF. In addition, PCPDF could be deemed to be an affiliated person of an affiliated person of the Fund, if it is deemed to be under the control of or under common control with PGI. Section 2(a)(9) defines “control” to mean “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.”

4 The prohibition of Section 17(a) also extend to transactions between a registered investment company and its principal underwriter or promoter, or their affiliated persons.

In addition, if a Fund was deemed to be an affiliate of PCPDF by virtue of its holdings or its power to exercise a controlling influence over the management or policies of PCPDF, and an Other Account was also deemed to be an affiliate of PCPDF for the same reason, the Fund and the Other Account could be deemed to be affiliated persons of affiliated persons of each other. The Funds and Other Accounts have portfolio holdings other than the Units and, in the regular course of investment operations, each may find it advantageous to engage in transactions in portfolio securities with another Fund or Other Account. The Funds currently rely on Rule 17a-7 to engage in purchase or sale transactions between such Funds and Other Accounts, when appropriate and the conditions of the Rule are otherwise satisfied. However, if a Fund and an Other Account were deemed to be affiliated persons of affiliated persons of each other by virtue of their ownership or control affiliations with PCPDF, purchase or sale transactions between the Fund and the Other Account involving portfolio securities would be prohibited by Section 17(a) of the 1940 Act, and they may not be entitled to rely on Rule 17a-7 under the 1940 Act for such transactions because they would no longer be affiliated solely for the reasons permitted by the Rule.5

2.    Section 17(d) and Rule 17d-1

Section 17(d) of the 1940 Act provides:

It shall be unlawful for any affiliated person of or principal underwriter for a registered investment company . . ., or any affiliated person of such a person or principal underwriter, acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person, principal underwriter, or affiliated person, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant.

Rule 17d-1(a) provides for the prohibition of certain transactions in connection with a joint enterprise or other joint arrangement or profit-sharing plan and for the submission of applications to the Commission for orders granting permission for such transactions. Specifically, Rule 17d-1(b) provides that:

In passing upon such applications, the Commission will consider whether the participation of such registered or controlled company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The sale of Units to a Fund, the Fund’s holding of Units, the redemption of Units held by the Fund, an Other Account’s purchase, holding and redemption of Units alongside a Fund, and PGI’s management of the Funds, Other Accounts and PCPDF at the same time that the Funds are investing in Units could be deemed to constitute a joint enterprise or joint arrangement among the Funds, Other Accounts, PCPDF, PCPGP and PGI because the Funds may be presumed to be affiliated persons, or affiliated persons of affiliated persons, of PGI, Other Accounts, or PCPDF. By virtue of Section 2(a)(3)(E) of the 1940 Act, PGI may be presumed to be an affiliated person of each Fund. A Fund may be presumed to be an affiliated person of PCPDF in the event that it owns 5% or more of the Units in PCPDF and an Other Account may be presumed to be an affiliated person of PGI (and an affiliated person of an affiliated person of a Fund) because PGI may be able to control the Other Account. In addition, PCPGP and PCPDF may be presumed to be affiliated persons of an affiliated person of a Fund, if these entities are deemed to be under the control of or under common control with PGI.

B.    Arguments in Support of Relief

1.    Section 17(a)

 Applicants believe that the proposed transactions among the Funds and PCPDF satisfy the requirements for relief from Section 17(a) of the 1940 Act under both Sections 17(b) and 6(c) of the 1940 Act.

5 Rule 17a-7 under the 1940 Act provides an exemption for certain purchase or sale transactions between a Fund and certain affiliated persons. Provided the conditions in Rule 17a-7(a) through (g) are met, Rule 17a-7 is available, by its terms, to purchase or sale transactions between registered investment companies or separate series of registered investment companies, which are affiliated persons, or affiliated persons of affiliated persons, of each other, between separate series of a registered investment company, or between a registered investment company or a separate series of a registered investment company and a person which is an affiliated person of such registered investment company (or affiliated person of such person) solely by reason of having a common investment adviser or investment advisers which are affiliated person of each other, common directors, and/or common officers.

 The terms of the proposed purchases and redemptions of the Units are fair and reasonable and would not involve overreaching on the part of any person involved. This is because investors in the Funds would be provided with the benefits of exposure to real estate debt described above based on a decision by PGI, who would have determined that real estate debt exposure is appropriate and that PCPDF can provide such real estate debt exposure. The proposed transactions also would be consistent with the policies of each Fund. The investment by a Fund in PCPDF would be effected in accordance with the investment policies, objective, strategies and restrictions contained in the registration statement of the Fund.

As a check on these judgments, before investment by a Fund in PCPDF, the Board, including a majority of the Independent Directors, would have made the determinations required under condition 1 of this Application. The Board, including the Independent Directors, will review these determinations on at least an annual basis. Currently, the Board is made up of twelve directors, nine of whom are Independent Directors. In addition, PGI’s ability to allocate a Fund’s assets to investments in PCPDF would be limited to address any potential for overreaching, the allocation would be determined to be within a range of permissible allocations approved in advance by the Board. In any event, a Fund would be subject to the limits described in condition 3 of this Application.

In addition, each Fund would purchase and sell Units on the same terms as each other Fund and any Other Account, and on terms that are at least as favorable as the terms on which Outside Investors would purchase and sell Units. PCPDF also would sell its shares to or purchase its shares from a Fund at the next-calculated net asset value per Unit of PCPDF. This value, which would be provided to the Funds on a daily basis which would be determined by using valuation methodologies that are consistent with Section 2(a)(41) of the 1940 Act except that PCPDF Committee will, in reliance on independent appraisals obtained at least quarterly, make determinations that would otherwise be made by a board of directors. Applicants note that, in accordance with condition 9 of this Application, the financial statements of PCPDF will be prepared in accordance with Regulation S-X, will be audited by an independent auditor, and, if practicable, will be prepared as of the same date and for the same periods as the investing Funds.6

Finally, the proposed arrangements are consistent with the general purposes of the 1940 Act, as well as the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The proposed conditions to the relief provide that a Fund’s investment in PCPDF would be made in the interests of the Funds’ shareholders, and in a manner that would protect shareholders of the Funds. In this regard, the process for deriving net asset values per Unit would involve a sound process and the use of independent appraisals, consistent with the policies set forth in Section 1(b)(5) of the 1940 Act. Also, PGI, or any investment sub-adviser that is retained to manage the assets of PCPDF, will be subject to the registration requirements set forth in condition 6 of this Application.7

For these reasons, as well as the benefits shareholders in the Funds would experience by reason of the Funds’ investments in PCPDF described herein, the Applicants believe that the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policy of each registered investment company concerned, and are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Applicants also propose that the Funds be permitted to engage in certain purchase and sale cross transactions in securities (“Cross Transactions”). It is expected that these transactions will be between a Fund seeking to implement a portfolio strategy and an Other Account seeking to raise or invest cash, or vice versa. Cross Transactions will provide the Funds with an additional source of liquidity and an additional source of securities for investment. The Funds currently may rely on Rule 17a-7 under the 1940 Act to engage in such Cross Transactions. However, if a Fund and an Other Account were deemed to be affiliated persons of an affiliated person of each other by virtue of their ownership or control affiliations with PCPDF, Cross Transactions would be prohibited by Section 17(a) of the 1940 Act, and the Funds may not be entitled to rely on Rule 17a-7 under the 1940 Act for such transactions because they would no longer be affiliated solely for the reasons permitted by the Rule. Funds and Other Accounts will not engage in Cross Transactions involving Units, and to the extent any Future LPs are created, PCPDF and the Future LPs (and their respective subsidiaries) will not engage in Cross Transactions each other.

6 Applicants state that the Public Company Accounting Oversight Board auditing standards applicable to the audit of PCPDF would be the same standards as those applicable to a registered company. Further, Applicants state that the U.S. Generally Accepted Accounting Principles and Regulation S-X would apply to the financial statements of both PCPDF and a registered investment company. Thus, Applicants assert that critical accounting policies governing security valuation, accounting for investment transactions, recognition of investment income and of expenses, and accrual of expenses, which are often the critical policies applicable to investment companies, would apply in substantially the same manner for the financial statements of PCPDF.
7 Only PGI or a successor entity will serve as investment adviser to PCPDF and any other investment adviser to PCPDF will serve only as investment sub-adviser.

When engaging in Cross Transactions, the Funds and Other Accounts will comply with the requirements set forth in Rule 17a-7(a) through (g), as interpreted by the Commission staff. Rule 17a-7 is designed to assure independent verification of the price of the transaction. The potential affiliations created by PCPDF structure described above do not affect the other protections provided by the Rule, including the integrity of the pricing mechanism employed, and oversight by each Fund’s Board.

Cross Transactions do not raise the types of concerns that Section 17(a) of the 1940 Act was designed to address. All Cross Transactions will be effected at the independent current market value of the security being traded in compliance with Rule 17a-7(b). Effecting Cross Transactions at the current market value assures that there is an independent basis for determining the value of the securities. No brokerage commission, fee or other remuneration will be paid in connection with the transactions. Thus, Applicants believe that Cross Transactions will be reasonable and fair, will not involve overreaching, and will be consistent with the purposes of the 1940 Act and the investment policy of each Fund.

2.     Section 17(d) and Rule 17d-1

As discussed above, the Funds may be, or may be deemed to be, affiliated persons or affiliated persons of affiliated persons of PCPDF or an Other Account. Consequently, the sale of Units to a Fund, the Fund’s holding of Units, the redemption of Units held by the Fund, an Other Account’s purchase, holding and redemption of Units alongside a Fund may be deemed to constitute a joint enterprise or joint arrangement among the Funds, Other Accounts, PCPDF, PCPGP and PGI.

As discussed above in the context of Sections 17(b) and 6(c) of the 1940 Act, Applicants believe that the proposed transactions are consistent with the provisions, policies and purposes of the 1940 Act. Applicants further believe that the terms of the proposed transactions and the conditions set forth below would provide for no Fund to participate on a basis less advantageous than that of the other parties. A Fund will hold Units of PCPDF only if it will, at all times, have identical rights, duties and obligations under the limited partnership agreement as each other Fund limited partner and Other Account limited partner. If Outside Investors or Other Accounts are permitted to invest in PCPDF, the Funds will be entitled to purchase, hold and redeem Units on terms that are at least as favorable, including (without limitation) the expenses associated with an investment in PCPDF, as the terms on which any Outside Investor purchases, holds or redeems Units and on terms that are the same as the terms on which any Other Account purchases, holds or redeems Units. All transactions in Units would be priced in the same manner and would be redeemable under the terms discussed herein and disclosed to investors.

In addition, any investment in PCPDF by a Fund would be based on a determination by PGI that real estate debt exposure is appropriate and desirable for the Fund and that PCPDF can provide such exposure. Also, before an initial investment by a Fund in PCPDF, the Board, including a majority of the Independent Directors, also would have made the determinations required under condition 1 of this Application. The Board, including the Independent Directors, will review these determinations on at least an annual basis. A Fund would be subject to the limits described in condition 3 of this Application.

For these reasons, as well as the benefits shareholders in the Funds would experience by reason of the Funds’ investments in PCPDF described herein, the Applicants believe that the participation by the Funds in the proposed transactions is consistent with the provisions, policies and purposes of the 1940 Act, and would be on a basis no different from that of other Funds or Other Accounts or less advantageous than that of other Funds, Outside Investors or Other Accounts. Therefore, Applicants request that the Commission issue an order under Rule 17d-1 under the 1940 Act permitting the proposed transactions.

C.     Other Precedent

The Applicants are not aware of the Commission having granted any similar exemptive orders for private real estate debt investment vehicles. However, the Applicants note that the Commission has granted an exemptive order related to investments by registered investment companies in an affiliated unregistered private real estate equity fund. See In the Matter of TIAA-CREF Funds, et al, Investment Company Act Release Nos. 31807 (Sept. 8, 2015) (Notice) and 31861(Oct. 6, 2015) (Order). Further, the Applicants also note that the Commission has granted exemptive orders that relate to investments in similar affiliated vehicles granting relief substantially similar to the relief requested herein insofar as they relate to investments by registered investment companies in an affiliated person (or an affiliated person of an affiliated person) that is not itself a registered investment company and, thus, implicate the same provisions of the 1940 Act. See, e.g., In the Matter of Emerging Markets Growth Fund, Inc., et al., Investment Company Act Release Nos. 26763 (Feb. 22, 2005) (Notice) and 26789 (Mar. 23, 2005) (Order); In the Matter of Nicholas-Applegate Capital Management et al., Investment Company Act Release Nos. 25876 (Dec. 23, 2002) (Notice) and 25906 (Jan. 21, 2003) (Order); In the Matter of Emerging Markets Growth Fund, Inc., et al., Investment Company Act Release Nos. 23861 (June 7, 1999) (Notice) and 23886 (June 30, 1999) (Order); and In the Matter of William Blair & Company, L.L.C., et al., Investment Company Act Release Nos. 30285 (Nov. 29, 2012) (Notice) and 30314 (Dec. 21, 2012) (Order).

V.     CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.
PGI will not implement an initial decision to invest the assets of a Fund in PCPDF unless prior to the Fund’s initial investment in PCPDF, the Board, including a majority of the Independent Directors, has determined that: (i) investment in PCPDF is an appropriate means to implement an investment decision made by PGI for the Fund to seek real estate debt exposure; (ii) investment in PCPDF is in the best interests of the Fund and its shareholders, taking into account, among other things, the management and administration fees of PCPDF; (iii) the management and administration fees to be charged by PCPDF are for services in addition to, rather than duplicative of, services rendered to the Fund directly; and (iv) the management and administration fees to be charged by PCPDF are fair and reasonable in light of the usual and customary fees charged by others for services of the same nature and quality. The Board, including the Independent Directors, will review these determinations on at least an annual basis. The basis for each of the Board’s determinations required by this condition will be recorded in its minutes. If the Board does not make the determinations in clauses (iii) and (iv) in a review subsequent to the initial investment, PGI will reimburse the Fund the amount of any management and administrative fee borne by the Fund as a direct investor in PCPDF since the most recent date on which the Board did make these determinations.

2.
Prior to any initial or additional investments in Units, PGI will determine that each Fund’s investment in PCPDF will be consistent with the Fund’s investment policies, objective, strategies and restrictions, and purchases of Units will remain within a range of permissible allocations approved in advance by the Board. For purposes of determining consistency with a Fund’s investment policies, objective, strategies and restrictions, a Fund will look through its investment in PCPDF and apply its investment policies, objective, strategies and restrictions in such a manner that the Fund will not do indirectly through PCPDF that which it cannot do directly. For purposes of applying its investment policies, objective, strategies and restrictions, a Fund will be considered as owning its pro rata portion of the portfolio holdings of PCPDF.

3.
Each Fund that is an open-end investment company will treat its entire investments in PCPDF and any Future LPs as investments that are not liquid for purposes of any applicable rules or guidance of the Commission or its staff regarding the management of liquidity. For example, under current guidelines, each such Fund must limit its aggregate holdings of illiquid assets, which for purposes of the requested relief include any investments in PCPDF and any Future LPs, to 15% of its net assets. In addition, each Fund, including any open- or closed-end investment company, will, at all times, limit its holdings in PCPDF (together with any Future LPs) to no more than 15% of its net assets.[8]

4.
At all times that any Fund or other registered investment company holds an interest in PCPDF, PCPDF: (a) will determine its respective net asset value per Unit or membership interest, as applicable, each Business Day; and (b) will maintain and comply with policies and procedures for valuing its assets that are consistent with Section 2(a)(41) of the 1940 Act except that PCPDF Committee will, in reliance on independent appraisals obtained at least quarterly, make determinations that would otherwise be made by a board of directors (as if PCPDF was subject to Section 2(a)(41)) and with applicable U.S. generally accepted accounting principles (or successor accounting standards)). For these purposes, “Business Day” means each day on which the Funds or other registered investment company determine net asset value per share, as disclosed in the Funds’ or other registered investment company’s registration statement.

5.
A Fund will hold Units of PCPDF only if it will at all times have identical rights, duties and obligations under the limited partnership agreement as each other Fund limited partner and Other Account limited partner. If Other Accounts or Outside Investors are permitted to invest in PCPDF, the Funds will be entitled to purchase, hold and redeem Units on terms that are at least as favorable, including (without limitation) the expenses associated with an investment in PCPDF, as the terms on which any Outside Investor purchases, holds or redeems Units and on terms that are the same as terms on which any Other Account purchases, holds or redeems Units.

6.
PCPDF will be managed by an investment adviser that is registered as an investment adviser with the Commission. Any investment sub-adviser to PCPDF will be registered as an investment adviser with the Commission or, if not registered, will consent to examination by the Commission staff with respect to the services it would provide to PCPDF as if it were registered as an investment adviser.

8 Although closed-end Funds do not present the same concerns with respect to liquidity as pen-end Funds, Applicants believe that it is nonetheless appropriate to limit the investments of these Funds in PCPDF (and Future LPs) to address concerns that may arise regarding complex structures and the use of leverage, among other things.

7.
The Funds’ proposed investments in PCPDF will not be subject to any sales load, redemption fee, distribution fee analogous to a 12b-1 fee, or service fee analogous to a FINRA Rule 2830 service fee imposed by PCPDF.

8.
PGI shall cause PCPGP and PCPDF to maintain books and records as is consistent with Internal Revenue Service guidance and U.S. generally accepted accounting principles, shall cause the books and records of PCPGP and PCPDF to be made available for inspection by the Commission staff as would be required by the 1940 Act if each of PCPGP and PCPDF and was a registered investment company, and, if requested, shall furnish copies of the books and records to the Commission staff.

9.
PCPDF will prepare annual and semi-annual financial reports and, for each quarter for which a semi-annual or annual report is not required to be prepared, a schedule of investments for PCPDF. The financial statements of PCPDF will be prepared in accordance with Regulation S-X and U.S. generally accepted accounting principles, will be audited by an independent auditor (for annual financial statements), and, if practicable, will be prepared as of the same date and for the same periods as the investing Funds. PFI and PVC, on behalf of each Fund that has invested 5% or more of its net assets in PCPDF[9] as of the end of a reporting period, will attach, as an exhibit to each of PFI’s and PVC’s shareholder reports with respect to such a Fund filed on Form N-CSR and each of PFI’s and PVC’s quarterly reports with respect to such a Fund filed on Form N-Q, PCPDF’s audited or unaudited financial statements (which will consist of financial statements, footnotes, thereto and a schedule of investments) or schedule of investments for the period most recently ended. PCPDF will deliver such annual and semi-annual financial statements and schedules of investments to PFI and PVC in time to allow PFI and PVC to make such filings. The relevant Fund’s shareholder reports and quarterly reports will cross-reference PCPDF financial statements (for annual and semi-annual reports) or schedule of investments (for other quarters) filed as an exhibit to the form. If a Fund is required to attach and cross-reference the financial statements of PCPDF solely for purpose of complying with this condition 9, (a) the Fund may disclaim that (i) PCPDF financial statements or schedule of investments constitute part of the Fund’s financial statements, shareholder report or quarterly report, and (ii) PCPDF financial statements or schedule of investments are incorporated therein by reference, and (b) the certifications for each principal executive and principal financial officer required by Rule 30a-2(a) under the 1940 Act that accompany Form N-CSR or Form N-Q filings with respect to such a Fund may make clear that PCPDF financial statements or schedule of investments that accompany the Form N-CSR or Form N-Q filings do not constitute part of the report to which the certificate relates.[10]

10.
PCPDF will not acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in section 12(d)(1)(A) of the 1940 Act, except to the extent that PCPDF: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the 1940 Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting PCPDF to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

11.
A Fund will treat leverage that PCPDF incurs as though such leverage were incurred by the Fund for purposes of determining compliance with applicable restrictions under the 1940 Act relevant to the Fund’s use of leverage. Under no circumstances will a Fund guarantee, or otherwise be responsible for the satisfaction of, any loan or obligation incurred by PCPDF.

12.
PCPDF will comply with the following sections of the 1940 Act as if PCPDF was an open-end management investment company registered under the 1940 Act, except as noted: Section 9; Section 12 (except that, to the extent necessary to implement the arrangements described herein, (i) the Funds may invest in Units issued by PCPDF in accordance with condition 3 of this Application, (ii) PCPDF may issue Units to the investing Funds subject to the limits in condition 3 of this Application, and (iii) Section 17(a) (except insofar as relief is provided by the order requested herein); Section 17(d) (except insofar as relief is provided by the order requested herein); Section 17(e); Section 17(f); Section 17(h); Section 18 (although (a) the interests issued by PCPDF will be regarded as voting securities under Section 2(a)(42) of the 1940 Act for purposes of applying this condition, (b) PCPDF will not be required to restore 300% asset coverage within three days, as required under Section 18(f), if such asset coverage falls below 300% solely as a result of a decline in the value

9 Investments in any Future LPs will be aggregated with investments in PCPDF to determine whether a Fund has invested 5% or more of its net assets. If the aggregate investments are 5% or more, then the disclosure requirements under this condition will apply (for that Fund) with respect to information about PCPDF and each Future LP in which that Funds is invested.
10 As noted above, the requested order does not include relief from any existing disclosure requirements. Accordingly, the disclaimer and clarification contemplated in clauses (a) and (b) could not be included if the Fund is required to disclose information regarding the financial statements of PCPDF for any purpose other than complying with this condition 9.

of PCPDF’s real estate debt holdings); Section 21; Section 36; and Sections 37-53. In addition, PCPDF will comply with the Rules under Section 17(f) and Section 17(g) of the 1940 Act, as well as Rule 22c-1 under the 1940 Act as if PCPDF was an open-end management investment company registered under the 1940 Act.

PGI will cause PCPGP and PCPDF to, and PCPGP and PCPDF will, adopt policies and procedures designed to ensure that PCPDF complies with the aforementioned Sections of the 1940 Act and Rules under the 1940 Act. PGI will cause PCPGP and PCPDF to, and PCPGP and PCPDF will, periodically review and periodically update as appropriate such policies and procedures, maintain books and records describing such policies and procedures, and maintain the records required by Rules 31a-1(b)(1), 31a 1(b)(2)(ii) and 31a-1(b)(9) under the 1940 Act. All books and records required to be made pursuant to this condition will be maintained and preserved for a period of not less than six years from the end of the fiscal year in which any transaction occurs, the first two years in an easily accessible place, and will be subject to examination by the Commission and its staff.
For purposes of implementing this condition 12, any action that the above-referenced statutory and regulatory provisions require to be taken or made by the directors, officers and/or employees of a registered investment company will be performed by PCPGP with respect to PCPDF. As noted in this Application, PCPDF Committee will oversee the valuation of the assets of PCPDF for which market quotations are not readily available, which also will be relevant to the implementation of this condition 12.

13.
To engage in Cross Transactions, the Funds will comply with Rule 17a-7 under the 1940 Act in all respects other than the requirement that the parties to the transaction be affiliated persons (or affiliated persons of affiliated persons) of each other solely by reason of having a common investment adviser or investment advisers which are affiliated persons of each other, common officers, and/or common directors, solely because a Fund and Other Account might become affiliated persons within the meaning of Section 2(a)(3)(A), (B) or (C) of the 1940 Act because of their investments in PCPDF.

VI.     REQUEST FOR ORDER

Based on the foregoing, the Applicants respectfully request an order from the Commission, pursuant to Sections 6(c) and 17(b) of the 1940 Act, for an exemption from Section 17(a) thereof, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, permitting transactions between the Funds and PCPDF as described in this Application. Applicants submit that, for all the reasons stated above, the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, and will not involve overreaching on the part of any person concerned.

VII.     EXHIBITS TO APPLICATION

The following materials are filed herewith and are made a part of this Application:
Designation            Description

Exhibit A-1	Authorization of Principal Funds, Inc. for filing of Application pursuant to paragraph (c)(1) of Rule 0-2.

Exhibit A-2	Authorization of Principal Variable Contracts Funds, Inc. for filing of Application pursuant to paragraph (c)(1) of Rule 0-2.

Exhibit A-3	Authorization of Principal Global Investors, LLC for filing of Application pursuant to paragraph (c)(1) of Rule 0-2.

Exhibit B-1	Verification of Counsel and Assistant Secretary of Principal Funds, Inc. for filing of Application pursuant to paragraph (d) of Rule 0-2.

Exhibit B-2	Verification of Counsel and Assistant Secretary of Principal Variable Contracts Funds, Inc. for filing of Application pursuant to paragraph (d) of Rule 0-2.

Exhibit B-3 Verification of Counsel and Assistant Secretary of Principal Global Investors, LLC for filing of Application pursuant to paragraph (d) of Rule 0-2.

Exhibit B-4	Verification of General Partner of Principal Commercial Property Debt Fund, LP for filing of Application pursuant to paragraph (d) of Rule 0-2.

Exhibit B-5	Verification of Managing Member of Principal Commercial Property Funds GP, LLC for filing of Application pursuant to paragraph (d) of Rule 0-2.

VII.     COMMUNICATIONS
Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is 711 High Street, Des Moines, Iowa 50392. Please direct any questions and send copies of communications to this Application to:
Adam U. Shaikh
Counsel
Principal Global Investors, LLC
711 High Street
Des Moines, Iowa, 50392
(515) 235-9328

It is requested that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX.     AUTHORIZATION

Pursuant to Rule 0-2(c) under the 1940 Act, the Applicants hereby state that the Board of each Fund, the board of directors of PGI and the managing member of PCPGP, and PCPGP on behalf of PCPDF have duly authorized any officer of the respective Applicants to prepare or cause to be prepared, and to execute and file with the Commission an Application or any amendment thereto for an order pursuant to Sections 6(c) and 17(b) of the 1940 Act, for an exemption from Section 17(a) thereof, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, permitting the proposed transactions among the parties as described in this Application. All requirements for the execution and filing of this Application in the name and on behalf of the Applicants by the undersigned officers of the Applicants have been complied with and each such officer is fully authorized to do so.

This Application has been duly executed this 21st day of March, 2018, by the undersigned.

PRINCIPAL FUNDS, INC.
on behalf of its series
By: /s/ Jennifer Block
Name: Jennifer Block
Title: Counsel and Assistant Secretary

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.
By: /s/ Jennifer Block
Name: Jennifer Block
Title: Counsel and Assistant Secretary

PRINCIPAL GLOBAL INVESTORS, LLC.
By: /s/ Catherine Drexler
Name: Catherine Drexler
Title: Counsel and Assistant Secretary

PRINCIPAL COMMERCIAL PROPERTY DEBT FUND, LP
By: Principal Commercial Property Funds GP, LLC
(as General Partner to Principal Commercial Property Debt Fund, LP)
By: /s/ Catherine Drexler
Name: Catherine Drexler
(in her capacity as an officer of Principal Global Investors, LLC., the Managing Member of Principal Commercial Property Funds GP, LLC)
Title: Counsel and Assistant Secretary

PRINCIPAL COMMERCIAL PROPERTY FUNDS GP, LLC
By: Principal Global Investors, LLC
(as Managing Member of Principal Commercial Property Funds GP, LLC)
By: /s/ Catherine Drexler
Name: Catherine Drexler
Title: Counsel and Assistant Secretary

EXHIBIT A-1

Authorization of Principal Funds, Inc.

            I, Jennifer Block, do hereby certify that I am the Counsel and Assistant Secretary of Principal Funds, Inc. and that the following resolution was duly adopted by the Board of Directors of such corporation and remains in full force and effect as of the date hereof:

RESOLVED, that the Chairman of the Board, the President, any Vice President, the Secretary or such other officer or officers of Principal Funds, Inc. (the “Fund”) as may be designated from time to time by the Chairman or the President, with such assistance from the Fund’s auditors, legal counsel and independent consultants or others as such officer or officers may require, be, and each hereby is, authorized and directed to prepare for the Fund individually, or jointly with other parties, applications pursuant to any federal securities laws, including the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940 and the Investment Advisers Act of 1940, each as amended (the “Acts”), for orders granting such exemptions from the Acts and/or rules or regulations thereunder as are necessary or desirable, and to execute and file on behalf of the Fund such applications and any amendments thereto with the Securities and Exchange Commission, including applications for amendments to any existing orders previously granted by the Securities and Exchange Commission.

IN WITNESS WHEREOF, I have executed this certificate on this 21st day of March, 2018.

By: /s/ Jennifer Block
Name: Jennifer Block
Title: Counsel and Assistant Secretary

EXHIBIT A-2

Authorization of Principal Variable Contracts Funds, Inc.

            I, Jennifer Block, do hereby certify that I am the Counsel and Assistant Secretary of Principal Variable Contracts Funds, Inc. and that the following resolution was duly adopted by the Board of Directors of such corporation and remains in full force and effect as of the date hereof:

RESOLVED, that the Chairman of the Board, the President, any Vice President, the Secretary or such other officer or officers of Principal Variable Contracts Funds, Inc. (the “Fund”) as may be designated from time to time by the Chairman or the President, with such assistance from the Fund’s auditors, legal counsel and independent consultants or others as such officer or officers may require, be, and each hereby is, authorized and directed to prepare for the Fund individually, or jointly with other parties, applications pursuant to any federal securities laws, including the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940 and the Investment Advisers Act of 1940, each as amended (the “Acts”), for orders granting such exemptions from the Acts and/or rules or regulations thereunder as are necessary or desirable, and to execute and file on behalf of the Fund such applications and any amendments thereto with the Securities and Exchange Commission, including applications for amendments to any existing orders previously granted by the Securities and Exchange Commission.

IN WITNESS WHEREOF, I have executed this certificate on this 21st day of March, 2018.

By: /s/ Jennifer Block
Name: Jennifer Block
Title: Counsel and Assistant Secretary

EXHIBIT A-3

Authorization of Principal Global Investors, LLC

I, Catherine Drexler, do hereby certify that I am the Counsel and Assistant Secretary of Principal Global Investors, LLC and that the following resolution was duly adopted by the Board of Directors of Principal Global Investors, LLC and remains in full force and effect as of the date hereof:

RESOLVED , that the Chairman of the Board, the Chief Executive Officer, the Chief Operating Officer, any Senior Executive Director, any Managing Director, any Executive Director, any Counsel or Assistant General Counsel, any Vice President , the Secretary or such other officers as may be designated by the Chairman or the Chief Executive Offer, be and hereby authorized and directed to prepare for the company individually or jointly with any registered investment company or companies for which the company serves as investment advisor, Principal Life Insurance Company or any affiliate, including any separate account, applications pursuant to any federal securities law, including the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, and the Investment Advisers Act of 1940 (collectively, the "Acts"), for orders granting such exemptions from the Acts (or any one or more of the Acts) as are necessary or desirable, and to execute and file on behalf of the company and such other persons such applications and any amendments thereto with the Securities and Exchange Commission."

IN WITNESS WHEREOF, I have executed this certificate on this 21st day of March, 2018.

By: /s/ Catherine Drexler
Name: Catherine Drexler
Title: Counsel and Assistant Secretary

EXHIBIT B-1

Verification of Principal Funds, Inc.

The undersigned states that she has duly executed the attached Application dated March 21, 2018 for and on behalf of Principal Funds, Inc.; that she is Counsel and Assistant Secretary of such company; and that all action by the shareholders, directors and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Principal Funds, Inc.

By: /s/ Jennifer Block
Name: Jennifer Block
Title: Counsel and Assistant Secretary

EXHIBIT B-2

Verification of Principal Variable Contracts Funds, Inc.

The undersigned states that she has duly executed the attached Application dated March 21, 2018 for and on behalf of Principal Variable Contracts Funds, Inc.; that she is Counsel and Assistant Secretary of such company; and that all action by the shareholders, directors and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Principal Variable Contracts Funds, Inc.

By: /s/ Jennifer Block
Name: Jennifer Block
Title: Counsel and Assistant Secretary

EXHIBIT B-3

Verification of Principal Global Investors, LLC

The undersigned states that she has duly executed the attached Application dated March 21, 2018 for and on behalf of Principal Global Investors, LLC; that she is Counsel and Assistant Secretary of such company; and that all action by the shareholders, directors and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Principal Global Investors, LLC

By: /s/ Catherine Drexler
Name: Catherine Drexler
Title: Counsel and Assistant Secretary

EXHIBIT B-4

Verification of Principal Commercial Property Debt Fund, LP

The undersigned states that she has duly executed the attached Application dated March 21, 2018 for and on behalf of Principal Commercial Property Debt Fund, LP, that she is Counsel and Assistant Secretary of Principal Global Investors, LLC., which serves as the Managing Member of Principal Commercial Property Funds GP, LLC, the general partner of Principal Commercial Property Debt Fund, LP; and that all action by the shareholders, directors and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Principal Commercial Property Fund, LP

By: Principal Commercial Property Funds GP, LLC
(as General Partner to Principal Commercial Property Debt Fund, LP)

By: /s/ Catherine Drexler
Name: Catherine Drexler
(in her capacity as an officer of Principal Global Investors, LLC., the Managing Member of Principal Commercial Property Funds GP, LLC)
Title: Counsel and Assistant Secretary

EXHIBIT B-5

Verification of Principal Commercial Property Funds GP, LLC

The undersigned states that she has duly executed the attached Application dated March 21, 2018 for and on behalf of Principal Commercial Property Funds GP, LLC, that she is Counsel and Assistant Secretary of Principal Global Investors, LLC., which serves as the Managing Member of Principal Commercial Property Funds GP, LLC; and that all action by the shareholders, directors and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Principal Commercial Property Funds GP, LLC

By: Principal Global Investors, LLC
(as Managing Member of Principal Commercial Property Funds GP, LLC)

By: /s/ Catherine Drexler
Name: Catherine Drexler
Title: Counsel and Assistant Secretary